Via Facsimile and U.S. Mail
Mail Stop 6010


							May 23, 2005


Mr. Rob Hutchison
Chief Executive Officer
Applied DNA Sciences, Inc.
9229 W. Sunset Boulevard, Suite 830
Los Angeles, California 90069

Re:	Applied DNA Sciences, Inc.
	Amendment #1 to Registration Statement on Form SB-2
      Filed April 29, 2005
	File Number 333-122848

Dear Mr. Hutchison:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. Please revise to include a table of contents pursuant to Item
502
of Regulation S-B.
2. Supplementally, please confirm if Rick Langley of RHL
Management,
Inc. is Richard Langley Jr.
3. Prior to requesting acceleration for effectiveness, please consider Item 310(g) of Regulation S-B and, as necessary, file an amended registration statement on Form SB-2 to include your most recent interim financial statements as of and for the period ended March 31, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Risk Factors

The Biomedical Research Products Industry is Very Competitive, and
We
...., page 11
4. We note your response to comment 19 and reissue the comment.
To
the extent that market data information is available, please disclose your competitors` respective shares of your target market.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Plan of Operation

Intellectual Property Development, Product Operations &
Partnerships,
page 19
5. We note your response to comment 33 and reissue the comment in part. Notwithstanding your amended disclosure, please revise the discussion to state that management believes Applied DNA uses highly reputable outside labs. In this regard, please tell us supplementally the extent to which you have utilized the services of labs other than Idaho National Laboratory. We may have additional comments.

Liquidity and Capital Resources, page 21
6. We acknowledge your response to comments 37 and 38 per our letter
dated March 15, 2005. However, we believe that Instruction 1 to
Item
303 of Regulation S-B requires disclosure regarding the impact of material items that affect or will affect your results of operations.
Please also refer to Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations Release Nos. 33-8350; 34-48960; FR-72. Please
then expand your disclosure to address the increase in your
accounts
payable and accrued liabilities for the year ended September 30,
2004
and the three months ended December 31, 2004. Additionally, please include a discussion of your arrangement with Biowell Technology, specifically addressing the impact that the minimum purchase orders will have on your results of operations and cash flows in the near term.

Business
Overview, page 26
7. We note your statement, "[w]e have a very seasoned and
experienced
management team." Please revise this and similar disclosure throughout the prospectus to indicate it is your belief and revise so as not to present the statements as fact. For example we note on page 33 you state that management and the board have a "unique combination of skills for providing integrated DNA anti-counterfeit
...."  In addition, you reference experience totaling more than 100 years in the areas of anti-counterfeiting technology, microchip technology, security...."  Please provide a breakdown of
management`s
experience in the areas of anti-counterfeiting technology and security, respectively, as this experience is not apparent from the
background information provided.  We may have additional comments.
8. We note your response to comment 41. Please revise your disclosure to describe the effects of not closing on the acquisition of Biowell.  Additionally, please include a stand-alone risk factor
addressing the unlikely acquisition of Biowell and the
consequences
should this occur.  We may have further comments.
9. We note your response to comment 49.  Please file the
Memorandums
of Understanding you refer to in your revised disclosure.
10. We note the Biowell license agreement has been suspended.
Please
file this modification agreement and other revisions to this material
agreement as exhibits.
11. Please expand the discussion to provide additional
clarification
concerning how you derive income from the Biowell agreement. It appears that in order to maintain the license you have to submit a certain amount of purchase orders to Biowell. Does Biowell fulfill
the orders?  How are you compensated and on what basis?  In
addition,
the minimum orders necessary to maintain the license is less than
$2
million in the aggregate for the first five years. Is this an indication of the anticipated market for the product? If so, your business and MD&A sections should be expanded to explain this and how you anticipate generating profits.
12. We note the Biowell agreement can be terminated under certain conditions several of which appear to be applicable, including failure to make minimum payment guarantees and insolvency. Please describe the steps you have taken to cure any breach of the agreement and the manner in which the original agreement may have been modified. In addition, in view of the large number of shares issued since you originally entered into the Biowell agreement, please tell supplementally why there has not been a change of control which would also result in a breach of the agreement.
13. We note your response to comment 48 and reissue the comment. Please expand the discussion in the business section to address the projects referred to in "Product research and development" on page
20.   We may have additional comments.

Giuliani Partners, page 36
14. Supplementally, please tell us why your agreement with Giuliani
Partners was terminated on April 11, 2005.
15. Please file the settlement agreement with Giuliani Partners as an exhibit.

Management, page 38
16. We note your response to comment 54 and reissue the comment in part. Please note that Item 401 of Regulation S-B requires a brief description of the business experience of your officers and directors during each of the last five years. Currently, you have gaps of time for one or more executive officers, please account for all periods of time within the last five years. Additionally, your disclosure in this section is difficult and cumbersome to read, please revise to clearly describe their chronological employment histories.

Financial Statements

Consolidated Statements of Losses, pages F-3 and F-36
17. We acknowledge your response to comment 64 per our letter dated
March 15, 2005. We note your reference to Regulation S-X. We respectfully refer you to Article 5-03(b)(2) and (b)(3) of Regulation
S-X and request that you revise your statements of operations for the applicable periods presented to separately classify amounts related to consulting services. Additionally, we believe the license fee paid to Biowell Technologies represents a research and development cost and should be disclosed separately on your statements of operations.
Refer to paragraphs 11(c) and 13 of SFAS No. 2 and industry practice.

Note A- Summary of Accounting Policies, page F-16
18. We acknowledge your response to comment 65 per our letter dated
March 15, 2005. Per your revised disclosure presented on page 23, it appears that you have incurred research and development expense for the period ended December 31, 2004. Please revise your disclosure to clarify your accounting policy with respect to research and development expense. Additionally, please revise your statement of operations for the period ended December 31, 2004 to separately classify research and development expense. Refer to paragraph 13 of
SFAS No. 2 and industry practice.
Note D- Capital Stock, page F-22
19. We acknowledge your response to comment 66 per our letter dated
March 15, 2005. Please clarify in the filing: the period in which the services were rendered; the period in which you recorded the related expense in the financial statements; and your basis for recording each amount in the applicable period.
20. We acknowledge your response to comment 69 per our letter dated
March 15, 2005. Please clarify for us, supplementally, the measurement date used to determine the fair value of the 1.5 million shares of common stock issued to Biowell Technologies in January 2003. As you have stated that the fair value of the license did not differ materially from the value of the stock issued, please compare the fair value used in the issuance of stock for the license to the fair value used in the same period for other transactions and tell us why you believe the value assigned is appropriate.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statement of Cash Flows, page F-48
21. We acknowledge your response to comment 71 per our letter dated
March 15, 2005. Please clarify for us, supplementally, why you appear to have recorded $642,098 of expense in a period prior to the related non-employee`s performance of services. Additionally, please clarify whether you retained all or a portion of the shares under the service contract with this non-employee.

Notes to Unaudited Condensed Consolidated Financial Statements

Note F- Convertible Promissory Notes Payable, page F-63
22. Please clarify for us, supplementally, your use of volatility of
15% in calculating the relative fair values of the convertible notes and warrants for the December 2004 financing of $1.465 million. Specifically address your use of an average six-day period for the December 2004 transaction, as compared to a 90-day average period for the February 2005 transaction. Additionally, please clarify, for both transactions, your use of an average/weighted average share price, as
EITF 98-5 prescribes usage of the share price at the commitment date.

Note I- Commitments and Contingencies, page F-66
23. Refer to the additional disclosure added in response to comment
72 per our letter dated March 15, 2005. Please then clarify that you record consulting expenses as the related services are rendered.

*	*	*
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Bruckner (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Andrea Cataneo
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018

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Rob Hutchison
Applied DNA Sciences, Inc.
May 23, 2005
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